'U

19007654

SEC Mail Processing Section
MAR 01 2019
Washington DC
410

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30563

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gill Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 S. Cherry St., Suite 800, Denver, CO 80246
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leslie Rojas (303) 296-6260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co., LLP
(Name – *if individual, state last, first, middle name*)

9605 S. Kingston Ct.	Greenwood Village	CO	80112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Leslie Rojas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gill Capital Partners, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Report of Independent Registered Public Accounting Firm
x (p) Independent Auditor's Report on Broker-Dealer's Exemption Report
x (q) Broker-Dealer's Exemption Report

KAYLA BENJAMIN
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20174020313
MY COMMISSION EXPIRES MAY 12, 2021

GILL CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

RICHEY
MAY & CO

9605 S. Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Gill Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gill Capital Partners, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gill Capital Partners, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gill Capital Partners, LLC's management. Our responsibility is to express an opinion on Gill Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gill Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Gill Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Gill Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Richey May & Co.

We have served as Gill Capital Partners, LLC's auditor since 2014.

Englewood, Colorado

February 27, 2019

GILL CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash and cash equivalents	$	317,871
Restricted cash		25,120
Receivables from customers		13,797
Receivables from related party		14,522
Other assets		8,819
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $92,977		8,294
Deposits		3,246
TOTAL ASSETS	$	391,669

LIABILITIES AND MEMBER'S EQUITY

Accrued vacation	$	43,398
Deferred rent		40,731
Other liabilities		7,114
TOTAL LIABILITIES		91,243
COMMITMENTS AND CONTINGENCIES (Note C)		
Subordinated borrowings		130,000
MEMBER'S EQUITY		170,426
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	391,669

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2018

REVENUES		
Commissions	$	831,035
Investment advisory fees		1,285,583
Retirement plan services		31,658
Other revenue		34,828
Interest		406
Total revenues		2,183,510
EXPENSES		
Salaries, commissions and benefits		1,531,636
Occupancy, equipment, and communications		129,324
General and administrative		420,372
Management consulting fee		102,000
Depreciation		1,072
Interest		10,904
Total expenses		2,195,308
NET LOSS	$	(11,798)

The accompanying notes are an integral part of these financial statements.

GILL CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2018

Balance, December 31, 2017	$	157,224
Member contributions		29,000
Member distributions		(4,000)
Net loss		(11,798)
Balance, December 31, 2018	$	170,426

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For the year ended December 31, 2018

Subordinated borrowings at December 31, 2017	$	130,000
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2018	$	130,000

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(11,798)
Non-cash items-		
Depreciation		1,072
Increase in-		
Restricted cash		(95)
Receivables from customers		(2,140)
Other assets		(8,819)
Accrued vacation		43,398
Deferred rent		40,731
Decrease in -		
Receivables from affiliates		31,880
Other liabilities		(36,577)
NET CASH PROVIDED BY OPERATING ACTIVITIES		57,652
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from capital contributions		29,000
Payments for capital withdrawals		(4,000)
NET CASH PROVIDED FROM FINANCING ACTIVITIES		25,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		82,652
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		235,219
CASH AND CASH EQUIVALENTS, END OF YEAR	$	317,871
SUPPLEMENTAL INFORMATION		
Cash paid for interest	$	10,904

The accompanying notes are an integral part
of these financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gill Capital Partners, LLC (the Company), was incorporated as a broker dealer under the laws of the State of Colorado on August 31, 1983. The Company operates under clearing agreements with other broker dealers, and also provides investment advisory services to clients. The Company is a subsidiary of OBW, LLC (the Parent) which is located in Denver, Colorado.

The Company is a registered broker dealer subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Agency. The Company does not hold customer funds or securities.

The Company is the Investment Manager to the Parliament Income Fund, LLC.

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

For cash flow purposes, the Company considers cash and temporary investments with original maturities of three months or less to be cash and cash equivalents. The Company periodically maintains balances in excess of FDIC limits. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these balances.

Restricted Cash

Restricted cash includes cash balances that are restricted under clearing account agreements.

Receivable from Customers

Receivables from customers consist of balances due from advisory and tax planning fees. Management has deemed the entire balance to be collectible as of December 31, 2018, and thus has not recorded an allowance for doubtful accounts.

Property and Equipment

Furniture, equipment and computer equipment are recorded at cost and depreciated using straight line methods over estimated useful lives of five to seven years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives.

Financial Advisory Services and Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The Company adopted this ASU in January 2018 using a modified retrospective approach. The ASU did not have a material impact on the Company's financial condition, results of operations or cash flows in 2018.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company offers clients a wide range of investment services that includes money management, comprehensive financial planning, and tax planning and preparation. Clients can choose from an array of services that best fits their situation, each having a separate fee structure. The annual fees for Investment Advisory Services for retail clients are based upon a percentage of assets under management and generally range from 0.50% to 2.00%. Some clients have elected to pay commissions in lieu of advisory fees. In those cases, the client does not pay an annual fee for Investment Advisory Services. Generally, fees for Investment Advisory Services are billed quarterly five days before each quarter-end. Fees are calculated based upon the value plus accrued interest.

The Company is the Investment Manager to the Parliament Income Fund, LLC, a private fund-of-funds. The Company earns a management fee calculated at a rate of 1/12 of 1.50% of the closing value of each member's capital account as of the last business day of each month. Management fees are billed quarterly in arrears.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Brokerage Services and Revenue Recognition

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to or from the customer.

Advertising

Advertising is expensed as incurred and amounted to $6,698 for the year ended December 31, 2018.

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for state income taxes. The Company's Parent files its income tax returns in the U.S. and various state and local jurisdictions. At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for the years ended December 31, 2017, 2016 and 2015.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

In the normal course of business, companies in the broker dealer industry encounter certain economic and regulatory risks. Economic risks include market volatility and interest rate risks. The Company is subject to these risks to the extent these risks affect customer demand and the Company's revenue.

B. SUBORDINATE BORROWINGS

The Company has a $130,000 note payable to a stockholder which is subordinate to the claims of general creditors, bears interest at 8% per annum, and matures March 1, 2021. Total related party interest expense amounted to $10,400 for the year end December 31, 2018.

C. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facilities and office equipment under a non-cancelable operating lease expiring in December 2023. Total rent expense charged to operations under all operating leases was $113,154 in 2018. Future minimum rental payments under operating leases are as follows at December 31, 2018:

Year Ending December 31,	Amount
2019	$ 128,325
2020	130,832
2021	133,338
2022	135,845
2023	136,851
	$ 665,191

D. RETIREMENT PLANS

Employee Stock Ownership Plan

The Company may make discretionary retirement plan contributions to the O'Brien Capital Management, Inc. Employee Stock Ownership Plan (the Plan) pursuant to an Employee Stock Ownership Plan (the ESOP Plan).

Under the ESOP Plan, the Company may make contributions to the Plan of an amount not to exceed 25% of the compensation of eligible employees. Employees age 21 or older with one year of service and working at least 1,000 hours during the year are eligible to participate. Contributions to the Plan are invested in the stock of the Parent. Employees vest in contributions over a 7-year period. No contributions were made to the Plan during 2018.

D. RETIREMENT PLANS (Continued)

401(k) Plan

The Company has a 401(k) plan, through which participants may make salary reduction contributions from 1% to 100% of their compensation, not to exceed certain IRS limitations. The Company makes Safe Harbor matching contributions of 100% of the first 3% contributed and 50% on the next 2% contributed, up to a total of 4%. Employees age 18 or older are eligible to participate, and there are no hours of service requirements. Employees vest in the Company matching contributions immediately. The Company made contributions totalling $39,870 to the plan during the year ended December 31, 2018.

E. REGULATORY REQUIREMENTS

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $251,248 which was $201,248 in excess of its required net capital of $50,000, and the Company had a percentage of aggregate indebtedness to net capital of 36.32%.

Reconciling items between the Company's computation of net capital and aggregate indebtedness and the computation based on the audited financial statements are included in the accompanying computation of net capital schedules.

F. RELATED PARTY TRANSACTIONS

The Parent provides compliance, marketing and information technology services to the Company at rates determined to be at market rates. The agreement may be terminated by either party with 30 days written notice. The Company paid management fees to the Parent for these services of $102,000 during 2018.

The Company earned management fees of $68,248 from the Parliament Income Fund, LLC in 2018. The amount due from the Parliament Income Fund, LLC was $14,522 on December 31, 2018.

G. FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying value of cash and cash equivalents, restricted cash, short-term receivables, short-term payables, and subordinated borrowings approximated their fair value at December 31, 2018.

H. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2019, the date on which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

GILL CAPITAL PARTNERS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Assets	$	391,669
Less liabilities		(221,243)
Net worth		170,426
Less non-allowable assets:		
Furniture, equipment and leasehold improvements, net		8,294
Receivables from customers		13,797
Receivables from affiliates		14,522
Prepaid assets		8,819
Deposits		3,246
Total non-allowable assets		48,678
Additions:		
Subordinated borrowings		130,000
Total additions		130,000
Net capital before haircuts on securities positions		251,748
Haircuts and undue concentration		(500)
NET CAPITAL	$	251,248
MINIMUM NET CAPITAL REQUIREMENT (Greater of $50,000 or 6.66% of aggregate indebtedness)	$	50,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	201,248
AGGREGATE INDEBTEDNESS	$	91,243
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		36.32%

GILL CAPITAL PARTNERS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

The Company operates pursuant to the (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds or securities. Therefore, there were no reserve requirements as of December 31, 2018.

RICHEY MAY & CO

9605 S. Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Gill Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Gill Capital Partners, LLC (the Company) Exemption Report, in which (1) Gill Capital Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gill Capital Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Gill Capital Partners, LLC stated that Gill Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Gill Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gill Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Richey May & Co.

Englewood, Colorado

February 27, 2019

Gill Capital Partners

Phone. 303.296.6260 • Toll Free. 800.288.3777 • Fax: 303.296.6213
600 S. Cherry Street, Ste. 800 • Denver, CO 80246 • www.gillinvest.com

January 22, 2019

Richey, May & Co., LLP
9605 S. Kingston Ct., Suite 200
Englewood, CO 80112

This exemption report is being provided in connection with your audit of the financial statements of Gill Capital Partners, LLC for the fiscal year ending December 31, 2018.

The following statements are made to the best knowledge and belief of Gill Capital Partners:

1. Gill Capital Partners is exempt from SEA Rule 15c3-3 under paragraph (k)(2)(ii), which states:

   (2) The provisions of this section shall not be applicable to a broker or dealer:

   (ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SS 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

2. Gill Capital Partners met the exemption provisions of paragraph (k)(2)(ii) throughout fiscal year 2018 without exception.

Respectfully submitted,

Leslie S. Rojas
CCO and FinOp